Exhibit 99.1

SIGMA LITHIUM ANNOUNCES ESG ACTIONS UPDATE: EMPLOYS
~300 LOCAL WORKERS, PLANS TO SUPPLY A TOTAL OF 2.4
MILLION MEALS, DELIVERS A TOTAL OF 30,000 L OF
SANITIZERS AND SPONSORS TWO CHILDCARE CENTERS

HIGHLIGHTS

•	Sigma Lithium is pleased to announce that over 300 people are currently employed on site, with approximately 72% coming from the Vale do Jequitinhonha region, setting the stage for significant social economic impact in a destitute region.

o	Sigma Lithium is reuniting families through its “Homecoming Program” (Volta Ao Lar)”, bringing back home qualified workers that had migrated out of the region, due to lack of employment opportunities.

•	Sigma Lithium has extended humanitarian relief action (“Zero Hunger Action”) for an additional 10-months pledging 7,000 more food baskets, which is expected to enable approximately 2.4 million meals.

o	This is in addition to the 7,000 food baskets already delivered over the last 10-months at the height of the COVID-19 pandemic for the vulnerable families in the Vale do Jequitinhonha region.

•	Sigma Lithium has also expanded its “OMICRON COVID-19 Prevention Program” in the Vale do Jequitinhonha region delivering an additional 6,000 liters of sodium hypochlorite totaling 30,000 liters together with Sigma Lithium’s OMICRON COVID-19 prevention education booklet

o	In aggregate, the program provides necessary supplies for over 20,000 medical appointments per month (over 240,000 appointments per year).

•	Sigma Lithium sponsored an initiative to support the re-opening of two childcare centers serving 560 children in the municipalities where we operate.

•	Sigma Lithium has provided first response disaster relief supplying food and water for 400 victims who lost their homes as a result of the floods in the Vale do Jequitinhonha region during the unusually rainy season throughout New Year holidays and the month of January.

•	Sigma Lithium’s Chief Sustainability Officer organized an educational partnership between the UFVJM (Campus Janauba) and the Federal Institute of Education of Araçuaí, creating the first program to prepare mining technicians in the region.

VANCOUVER, CANADA -- (March 24th, 2022) - SIGMA Lithium Corporation ("Sigma Lithium" or the "Company") (NASDAQ: SGML, TSXV: SGML) dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to provide an update on its ESG initiatives in the region of its Grota do Cirilo Project (the “Project”), located in the Vale do Jequitinhonha, Minas Gerais, Brazil, one of the poorest areas in the world: “Zero Hunger Action”; “Homecoming Employment Program (Volta Ao Lar)”; “Education Program for Mining Technicians”; “OMICRON COVID-19 Prevention Program”; “Re-Opening of Childcare Centers Initiative”; and “Disaster Relief During Floods”.

Sigma Lithium is actively engaged in supporting the communities in Vale do Jequitinhonha through multiple ESG initiatives, contributing to the sustainable development of the region as the Company rapidly advances the construction of its Phase 1 Plant towards commercial production.

“Contributing to lift our neighbors in the communities around the Project is the core purpose of Sigma, motivating us every day to execute faster and better” says co-CEO Ana Cabral-Gardner. “As a large future producer of battery grade lithium, Sigma Lithium feels a great responsibility to develop its Project with a focus on environmental and social sustainability, in alignment with the ethos of its customers. Our main objective is to play a leading role in building a sustainable supply chain for the EV Industry” she adds.

ZERO HUNGER ACTION

Sigma Lithium is pleased to announce that on March 17th, it delivered its 7,000th food basket as part of its ongoing food drive to support vulnerable families struggling with the difficulties imposed by the pandemic. Sigma Lithium has fed the equivalent of more than 3,000 people over the past 10 months, providing approximately 1.2 million meals.

To celebrate this milestone, Sigma Lithium renewed its commitment to supporting impoverished families with an additional 7,000 food baskets over the next 10 months. This means Sigma Lithium has doubled down on its Zero Hunger Action program and expects to enable approximately 2.4 million meals.

The Zero Hunger Action is aligned with Sigma Lithium’s social sustainability purpose benchmarked with the United Nations sustainable development goals #1 (no poverty), #2 (zero hunger) and #17 (partnership with the goals).

HOMECOMING EMPLOYMENT PROGRAM (VOLTA AO LAR)

Sigma Lithium remains dedicated to providing jobs for its local communities and there are currently over 300 workers on site aiding in the construction of the Project.

Sigma Lithium successfully established its Homecoming Employment Program (“Volta Ao Lar”), catalyzing the reconstitution of the social fabric of the region by reuniting families, bringing back home to the municipalities in which we operate, the qualified workforce that previously migrated out of the region due to lack of employment opportunities.

Sigma Lithium is proud to report that approximately 72% of its total workforce at the Project is from the Vale do Jequitinhonha region, representing a significant social economic impact for the region.

The Homecoming Employment Program action is part of Sigma Lithium’s social sustainability purpose benchmarked with the United Nations sustainable development goals #8 (decent work and economic growth) and #10 (reduced inequalities).

EDUCATION PROGRAM FOR MINING TECHNICIANS

Sigma Lithium’s Chief Sustainability Officer has acted as a catalyst to create an association between the Federal University of Vales do Jequitinhonha e Mucuri, Campus Janauba and the Federal Institute of Education of Araçuaí, creating the first program to prepare mining technicians in the region.

The Education Program for Mining Technicians action is aligned with Sigma Lithium’s social sustainability purpose benchmarked with the United Nations sustainable development goals #4 (quality education) and #17 (partnership with the goals).

Co-CEO Ana Cabral-Gardner noted, “Sigma Lithium is contributing to transform the Vale do Jequitinhonha region into a knowledge hub for innovation and training of qualified professionals in lithium materials and mining.”

OMICRON COVID-19 PREVENTION PROGRAM

With the onset of the OMICRON COVID variant, the Company has continued its protection efforts to the communities in the Vale do Jequitinhonha region, supporting the equivalent of more than 240,000 people. Sigma Lithium has distributed:

•	prevention education booklets to the population;
•	12,000 liters of disinfectant and 840kg of alcohol gel hand sanitizer for 16 local hospitals and clinics; and
•	other supplies including 217 liters of liquid soap, 543 liters of shampoo, 490 toothbrushes, 29,700 diapers and 62,600 napkins.

Sigma Lithium partnered with YPE S/A and Industrias Raymundo da Fonte in order to procure these large quantities of supplies and meet the logistical challenge of rapidly delivering them to the local communities. Sigma Lithium’s project-based team combined forces with the municipalities of Araçuaí and Itinga for the distribution of these products to hospitals, medical clinics, prisons, nursing homes, and care centers for people with disabilities.

The OMICRON COVID-19 Prevention Program action is aligned with Sigma Lithium’s social sustainability purpose benchmarked with the United Nations sustainable development goal #3 (good health and well-being) and #17 (partnership with the goals).

RE-OPENING OF CHILDCARE CENTERS INITIATIVE

Sigma Lithium also launched a program to support the re-opening and to sponsor two childcare facilities, one in each of the municipalities where its Project is located. The objective of the program is to assist annually 560 children in need. The childcare centers serviced children under the age of three years old, enabling their mothers to resume gainful employment following the economic re-opening post COVID-19.

The childcare centers initiative action is aligned with Sigma Lithium’s social sustainability purpose benchmarked with the United Nations sustainable development goal #3 (good health and well-being), #10 (reduction of inequalities) and #17 (partnership with the goals).

DISASTER RELIEF DURING FLOODS

Since the fourth quarter of 2021, the Company distributed over 11,000 liters of potable water as part of relief efforts to families who either lost their homes or were displaced by the floods caused by the unusually rainy season in the Vale do Jequitinhonha region. This action helped 400 families with partial or no access to potable water and food during the holiday season.

ABOUT SIGMA LITHIUM CORPORATION

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a Canadian company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma is currently in construction at its wholly owned Grota do Cirilo Project in Brazil, which includes a state-of-the-art, green-tech processing plant that uses 100% renewable energy, 100% recycled water and 100% dry-stack tailings. The project also represents one of the largest and highest-grade hard rock lithium spodumene deposits in the Americas. Since inception, Sigma has devoted itself to strong ESG practices, from its ongoing support of local communities to its goal of achieving net zero by 2024. For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (604) 706-1087
jamie.flegg@sigmaca.com

Vítor Ornelas, Corporate Development & Investor Relations Manager
vitor.ornelas@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company’s renewed food drive commitment, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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